ALAUNOS THERAPEUTICS, INC.

8030 El Rio Street

Houston, TX 77054

September 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alaunos Therapeutics, Inc.

Registration Statement on Form S-3

Initially filed August 12, 2022

File No. 333-266841

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alaunos Therapeutics, Inc. (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Wednesday, September 7, 2022, or as soon as practicable thereafter.

Should you have any questions or comments regarding the foregoing, please call the Company’s counsel, Brian K. Rosenzweig, who can be reached at (212) 841-1108, or Lilit Kazangyan, who can be reached at (424) 332-4769, of Covington & Burling LLP.

Very truly yours,

Alaunos Therapeutics, Inc.
By:	/s/ Melinda Lackey
Name:	Melinda Lackey
Title:	Senior Vice President, Legal